Exhibit 99.2

. MR SAM SAMPLE 123 SAMPLES STREET SAMPLETOWN SS X9X 9X9 00PH2A 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Fold Fold CPUQC01.E.INT/000001/i1234 Form of Proxy - Annual and Special Meeting to be held on April 30, 2010 VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! If you vote by telephone or the internet, DO NOT mail back this proxy. Voting by mail, courier or hand delivery is the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by internet are the only methods by which a holder may appoint a person as proxyholder other than the management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. • Go to the following web site: www.investorvote.com To Vote Using the Internet . • Call the number listed BELOW from a touch tone telephone. To Vote Using the Telephone . To Receive Documents Electronically • You can enroll to receive future securityholder communications electronically, by visiting www.etree.ca/transcanada. When you register for electronic documents a tree will be planted on your behalf. . Security Class 123 C1234567890 X X X Holder Account Number To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 123456789012345 1-866-732-VOTE (8683) Toll Free 1. Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. 3. This proxy should be signed in the exact manner as the name appears on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by management. 6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting. 8. This proxy should be read in conjunction with the accompanying documentation provided by management. 9. Proxies are counted and tabulated by Computershare, the transfer agent of TransCanada, in such a manner as to preserve the confidentiality of the votes of shareholders, except: (a) as necessary to meet applicable legal requirements; (b) in the event of a proxy contest; or (c) in the event a shareholder has made a written comment on the form of proxy. Proxies submitted must be received by 4:30 pm, Eastern Daylight Time, on April 27, 2010. Notes to proxy

. 999999999999 00PH3C TRPQ MR SAM SAMPLE 123 C1234567890 XXX 9 X X 0 3 0 2 4 4 Fold Fold Appointment of Proxyholder as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of TransCanada Corporation to be held at the BMO Centre (formerly the Roundup Centre), located on the corner of 13th Avenue and Third Street S.E., Calgary, Alberta in the Palomino Room A - E, on Friday, April 30, 2010 at 10:00 a.m. (Mountain Daylight Time) and at any adjournment thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. Print the name of the person you are appointing if this person is someone other than the management nominees listed herein. I/We, being shareholder(s) of TRANSCANADA CORPORATION hereby appoint: S. Barry Jackson, Chair, or failing him Harold N. Kvisle, President and CEO, or failing him Donald J. DeGrandis, Vice President and Corporate Secretary OR Authorized Signature(s) - This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by management. 2. Appointment of Auditors Appointment of KPMG LLP, Chartered Accountants as Auditors and authorize the directors to fix their remuneration. Withhold For As always, you can access TransCanada reports online at www.transcanada.com Interim Financial Documents In accordance with securities regulations, shareholders may elect annually to receive interim financial statements and management’s discussion and analysis, if they so request. If you wish to receive interim financial statements and management’s discussion and analysis, please mark this box: Annual Financial Statements and Annual Reports As a registered shareholder you will receive annual financial statements, management’s discussion and analysis relating to annual financial statements, and annual reports. If you DO NOT want to receive these materials, please mark the box. If you do not mark the box, you will continue to receive these materials. A R 2 1. Election of Directors Withhold For 04. E. L. Draper 08. P. L. Joskow 12. W. T. Stephens Withhold For 03. W. K. Dobson 07. S. B. Jackson 11. D. P. O’Brien Withhold For 02. D. H. Burney 06. K. L. Hawkins 10. J. A. MacNaughton Withhold For 01. K. E. Benson 05. P. Gauthier 09. H. N. Kvisle The proxy is solicited on behalf of the management of the Company.This form of the proxy, when properly executed, confers discretionary authority with respect to amendments to the matters identified in the Notice of Annual and Special Meeting or other matters which properly come before the Meeting and the replacement of any nominee identified above if such nominee becomes unable or unwilling to serve. Management knows of no such amendments, replacements or other matters. The shares represented by this proxy will be voted or withheld from voting on any ballot that may be called for. Where the person whose proxy is solicited specifies a choice with respect to any matter to be voted upon, the shares shall be voted in accordance with the choice so made. If no choice is specified, the shares represented by this proxy will be voted in favour of the matter. 13. D. M. G. Stewart MM / DD / YY k Signature(s) Date 3. Amendments to the Stock Option Plan Resolution reconfirming and amending the Stock Option Plan, as described in the accompanying Management Proxy Circular. Against For 4. Approval of Shareholder Rights Plan Resolution reconfirming and approving the Shareholder Rights Plan, as described in the accompanying Management Proxy Circular. Against For 5. Advisory Vote on Executive Compensation Resolution accepting TransCanada Corporation’s approach to executive compensation, as described in the accompanying Management Proxy Circular. Against For